

May 8, 2013

<u>Via E-mail</u>
Mr. Frank C. Marchisello, Jr.
Executive Vice President and Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

      Re: **Tanger Factory Outlet Centers, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 27, 2013
            File No. 001-11986

            Tanger Properties Limited Partnership
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed February 27, 2013
            File No. 333-03526-01

Dear Mr. Marchisello:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Jonathan Wiggins

                                 Jonathan Wiggins
                                 Staff Accountant